Exhibit 8
                    THE STOLAR PARTNERSHIP
                      Attorneys at Law

                     The Lammert Building
                    911 Washington Avenue
                     St. Louis, MO  63101

                         July 19, 1996

Mark Twain Bancshares, Inc.
8820 Ladue Road
St. Louis, MO  63124

     Re: Federal Income Tax Consequences of the Proposed Merger of Northland Bancshares, Inc. With a Mark Twain Subsidiary

Ladies and Gentlemen:

    You have asked for our opinion as to certain of the federal income tax consequences to the shareholders of Northland Bancshares, Inc. ("Northland") if the Plan and Agreement of Merger dated as of May 7, 1996 (the "Merger Agreement") among Northland, Mark Twain Bancshares, Inc. ("Mark Twain"), a subsidiary of Mark Twain (the "Mark Twain Subsidiary"), and certain shareholders of Northland is approved by such shareholders and consummated.

     Provided the Merger is consummated in accordance with the terms and conditions set forth in the Merger Agreement, and conditioned on the accuracy of certain representations made to us by Northland, Mark Twain, and the Mark Twain Subsidiary, it is our opinion that, for federal income tax purposes:

     1. The Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and Mark Twain, Northland, and the Mark Twain Subsidiary each will be a party to that reorganization.

     2. The federal income tax consequences of the Merger to a Northland shareholder depend upon whether Northland common stock actually owned by such shareholder is exchanged for Mark Twain common stock or for cash (upon the exercise of dissenters' rights).

       (a)   Northland Shareholders
             Receiving Mark Twain Common Stock.

            (i) A Northland shareholder who receives Mark Twain common stock in exchange for the Northland common stock actually owned by such

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shareholder will not recognize any gain or loss upon such exchange.  The aggregate basis of the Mark Twain common stock received will be the same as the aggregate basis of the Northland common stock surrendered in the Merger (less any basis allocable to a fraction of a share of Mark Twain common stock). The holding period of the Mark Twain common stock received by each shareholder will include the holding period of the Northland common stock surrendered by such shareholder.

            (ii) No fractional shares of Mark Twain common stock will be issued in the Merger. A Northland shareholder who receives cash in lieu of a fractional share will be treated as having received cash in redemption of such fractional share and will recognize capital gain or loss on the redemption.

           (iii) The Merger Agreement provides for the number of shares of Mark Twain common stock otherwise deliverable to the Northland shareholders to be reduced to pay certain transaction costs incurred in connection with the Merger and to secure (pursuant to the Escrow Agreement) certain indemnity obligations of the Northland shareholders to Mark Twain. The reduction of such shares which results from the payment of fees and expenses will be treated as a capital gain or loss or ordinary income in accordance with the provisions and limitations of Section 302 of the Code. The delivery of Mark Twain shares to the escrow agent to be held in the event of a claim by Mark Twain in regard thereto does not, in and of itself, create a capital gain or loss or ordinary income as to depositing Northland shareholders. The use of deposited shares to pay claims made by Mark twain under the Escrow Agreement, however, will create will create a capital gain or loss or ordinary income in accordance with the provisions and limitations of Section 302 of the Code. Payments of fees and expenses attributable to shareholders by reduction of the shares otherwise deliverable to them may increase a shareholder's aggregate basis in his or her Northland shares; payment of indemnity claims by the sale of shares deposited in escrow may increase a shareholder's aggregate basis in his or her remaining Mark Twain shares. Shareholders are urged to consult with their tax advisors regarding the tax treatment resulting from their payment of fees and expenses or payment of indemnity obligations through the use of Mark Twain shares otherwise deliverable to them in the Merger.

       (b)   Northland Shareholders Exercising
             Statutory Dissenters' Rights of Appraisal.

                     The receipt of cash by a Northland shareholder who exercises his or her statutory dissenters' rights generally will be treated as a taxable distribution in redemption of such shares surrendered and will result in capital gain or loss or ordinary income in accordance with the provisions and limitations of Section 302 of the Code. The tax consequences of such a receipt are complex and depend on the individual circumstances of the shareholder. Dissenters are advised to consult with their tax advisors in deciding whether to exercise such rights.

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     The opinions expressed above apply only to persons who hold Northland common stock as a capital asset and do not cover special tax situations which may be unique to a particular person. Each Northland shareholder should consult with his or her tax advisor regarding how the Merger may affect his or her specific situation.

     We consent to the filing of this opinion as an exhibit to Mark Twain's Registration Statement on Form S-4 relating to the issuance of its common stock pursuant to the Merger Agreement, and we consent to the use of our name in such Registration Statement and the related Prospectus.

                                       Very truly yours,

                                       THE STOLAR PARTNERSHIP

                                       By:  DAVID JAY KRAUSS
                                            David Jay Krauss